5 1 NYSE 0001103176 Officer Spherion Corporation 914536 36-3536544 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.
[ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Livonius, Robert 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) EVP & COO 7. Individual or Joint/Group Filing (Check Applicable
Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
-----------------------------------------------------------------
--------------------- Deferred Stock Units 01/03/00 Common Stock
31.0000 $24.0625 6,319.0000 D Direct Non-Qualified Stock Option 08/09/02 Common Stock 150,400.0000 150,400.0000 D Direct (Right
to buy) Explanation of Responses: (1) Reporting Person elected to have shares withheld from vested shares to cover taxes due at time of vesting on Deferred Stock Units. (2) Disposition of shares to Company pursuant to Rule 16b-3(e) in connection with the termination of the Company's Stock Purchase Assist ance Plan.
(3) Reporting Person transferred as a gift, shares of Common Stock to a Living Trust account in the name of his Spouse. (4) Stock options granted 8/09/02 are exercisable commencing 8/9/03 on a cumulative basis as follows: 1/2 on 8/9/03; 1/2 on 8/9/04 under the Company's Stock Option Exchange Program. - Common shares held directly and shown in Table I, Column 5 include shares acquired under Spherion Corporation's Employee Stock Purch ase Plan.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
-----------------------------------------------------------------
------------------------ Common Stock 01/03/00 M 31.0000 (1) A
$0.0000 D Direct Common Stock 01/03/00 F 31.0000 (1) D $24.0625 D
Direct Common Stock 04/19/02 J 38,000.0000 D $12.7700 D Direct
(2) Common Stock 12/27/02 G 29,336.0000 D 7,127.0000 D Direct (3)
Common Stock 4,803.6970 I By DCP Common Stock 12/27/02 G 29,336.0000 A 29,336.0000 I by Spouse (3)
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Deferred Stock Units $0.0000 01/03/00 M 31.0000 (1)
01/01/00 01/01/09 Non-Qualified Stock Option $7.9500 08/09/02 A
150,400.0000 (4) 08/09/12 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Livonius, Robert DATE 02/12/03